Exhibit 22
List of Guarantor Subsidiaries

As of May 7, 2020, the following subsidiaries of Iron Mountain Incorporated, a Delaware corporation (the “Company”), jointly and severally and fully and unconditionally, guaranteed the Company’s (i) 6% Senior Notes due 2023, and (ii) 5 3/4% Senior Subordinated Notes due 2024:

Exact Name of Guarantor Subsidiary	Jurisdiction

Iron Mountain Data Centers, LLC	Delaware
Iron Mountain Data Centers Services, LLC	Delaware
Iron Mountain Global LLC	Delaware
Iron Mountain Global Holdings, Inc	Delaware
Iron Mountain Information Management, LLC	Delaware
Iron Mountain Information Management Services, Inc.	Delaware
Iron Mountain Intellectual Property Management, Inc.	Delaware
Iron Mountain Records Management (Puerto Rico), Inc.	Puerto Rico
Iron Mountain Secure Shredding, Inc.	Delaware
Iron Mountain US Holdings, Inc.	Delaware
Nettlebed Acquisition Corp.	Delaware